Filed Pursuant to Rule 433

Issuer Free Writing Prospectus

dated May 28, 2020

Registration No. 333-225831

Supplementing the Preliminary

Prospectus Supplement dated May 28, 2020

and Prospectus dated May 28, 2020

DIVERSIFED HEALTHCARE TRUST

PRICING TERM SHEET

Issuer:	Diversified Healthcare Trust (the “Issuer”)
Guarantors:	Certain of the Issuer’s direct and indirect subsidiaries as described in the Preliminary Prospectus Supplement referred to above (the “Preliminary Prospectus Supplement”) (the “Guarantors”)
Security:	9.750% Senior Notes due 2025 (the “Notes”)
Ranking:	Senior Unsecured
Format:	SEC Registered
Expected Ratings*:	Ba1 / BB+ (Moody’s / S&P)
Trade Date:	May 28, 2020
Settlement Date:	June 2, 2020 (T+3). It is expected that delivery of the Notes will be made against payment thereof on or about June 2, 2020, which will be the third business day following the trade date referred to above (the “trade date”) (such settlement cycle being herein referred to as “T + 3”). Pursuant to Rule 15c6-1 under the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the trade date will be required, by virtue of the fact that the Notes initially will settle T+3, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the trade date should consult their own advisor.

* Note: A securities rating is not a recommendation to buy, sell or hold securities and is subject to revision or withdrawal at any time.

Use of Proceeds:	The Issuer expects to use the net proceeds from this offering for general business purposes, including to repay its $250.0 million term loan and to reduce amounts outstanding under its revolving credit facility.
Principal Amount:	$1,000,000,000
Gross Proceeds to Issuer:	$1,000,000,000
Interest Payment Dates:	June 15 and December 15, commencing December 15, 2020
Maturity Date:	June 15, 2025
Record Dates:	June 1 and December 1
Yield to Maturity:	9.750%
Coupon (Interest Rate):	9.750% per annum
Price to Public:	100.000% of principal amount of the Notes, plus accrued interest, if any, from June 2, 2020
Redemption Provisions:
Optional Redemption:	On and after June 15, 2022, in whole or from time to time in part, at the redemption prices set forth below (expressed as a percentage of principal amount), plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, if redeemed during the 12-month period beginning on June 15 of the years set forth below:

Date	Price
2022	104.875%
2023	102.438%
2024 and thereafter	100.000%

Prior to June 15, 2022, in whole or from time to time in part, at a redemption price with a make-whole premium based on U.S. Treasury plus 50 basis points
Optional Redemption with Equity Proceeds:	In addition, prior to June 15, 2022, up to 40% of the original aggregate principal amount of the Notes (including any additional Notes) using the net cash proceeds of certain equity offerings at a redemption price equal to 109.750% of the principal amount thereof, plus accrued and unpaid interest, if any, to, but not including, the applicable redemption date, subject to the conditions stated in the Preliminary Prospectus Supplement.

Change of Control:	Puttable at 101% of the principal amount of the Notes, plus accrued and unpaid interest to, but not including, the applicable purchase date, upon the occurrence of certain change of control events described in the Preliminary Prospectus Supplement.
CUSIP / ISIN:	25525PAA5 / US25525PAA57
Denominations/Multiple:	$2,000 / $1,000

Notice to Investors:	The following notice to investors is in addition to the notices to investors set forth under “Underwriting (Conflicts of Interest)” in the Preliminary Prospectus Supplement.

Notice to Prospective Investors in the United Kingdom

 The communication of this pricing term sheet, the accompanying prospectus and any other document or materials relating to the issue of the Notes offered hereby is not being made, and such documents and/or materials have not been approved, by an authorized person for the purposes of section 21 of the United Kingdom’s Financial Services and Markets Act 2000, as amended (the “FSMA”). Accordingly, such documents and/or materials are not being distributed to, and must not be passed on to, the general public in the United Kingdom. The communication of such documents and/or materials as a financial promotion is only being made to those persons in the United Kingdom who have professional experience in matters relating to investments and who fall within the definition of investment professionals (as defined in Article 19(5) of the Financial Services and Markets Act 2000 (Financial Promotion) Order 2005, as amended (the “Financial Promotion Order”)), or who fall within Article 49(2)(a) to (d) of the Financial Promotion Order, or who are any other persons to whom it may otherwise lawfully be made under the Financial Promotion Order (all such persons together being referred to as “relevant persons”). In the United Kingdom, the Notes offered hereby are only available to, and any investment or investment activity to which this pricing term sheet and the accompanying prospectus relate will be engaged in only with, relevant persons. Any person in the United Kingdom that is not a relevant person should not act or rely on this pricing term sheet, the accompanying prospectus or any of their contents

Any invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) in connection with the issue or sale of the Notes may only be communicated or caused to be communicated in circumstances in which Section 21(1) of the FSMA does not apply to us or the guarantor.

All applicable provisions of the FSMA must be complied with in respect to anything done by any person in relation to the Notes in, from or otherwise involving the United Kingdom

Joint Book-Running Managers:	Wells Fargo Securities, LLC Citigroup Global Markets Inc. PNC Capital Markets LLC RBC Capital Markets, LLC
Joint Lead Managers:	BofA Securities, Inc. BMO Capital Markets Corp. Mizuho Securities USA LLC Regions Securities LLC SMBC Nikko Securities America, Inc.
Co-Managers:	Samuel A. Ramirez & Company, Inc. Morgan Stanley & Co. LLC U.S. Bancorp Investments, Inc. UBS Securities LLC

The Issuer and the Guarantors have filed a registration statement (including a prospectus dated May 28, 2020 and a preliminary prospectus supplement dated May 28, 2020) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement, the related preliminary prospectus supplement and other documents the Issuer has filed with the SEC for more complete information about the Issuer, the Guarantors and this offering. You may obtain these documents for free by visiting EDGAR on the SEC web site at www.sec.gov. Alternatively, the Issuer, any underwriter or any dealer participating in the offering will arrange to send you the prospectus and preliminary prospectus supplement if you request it by calling Wells Fargo Securities, LLC toll-free at 1-800-645-3751, Citigroup Global Markets Inc. toll-free at 1-800-831-9146, PNC Capital Markets LLC toll-free at 1-855-881-0697 or RBC Capital Markets, LLC toll-free at 1-866-375-6829.